SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT EIGHT, INC.
(Name of Subject Company)

MPF NORTHSTAR, LP, MPF BADGER ACQUISITION CO. 2, LLC, MPF FLAGSHIP FUND 14, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF INCOME FUND 26, LLC, MP VALUE FUND 5, LLC, MPF INCOME FUND 24, LLC, MPF FLAGSHIP FUND 13, LLC, MP VALUE FUND 7, LLC, MP FALCON FUND, LLC, MPF ACQUISITION CO. 3, LLC, MACKENZIE PATTERSON SPECIAL FUND 5, LLC, MPF PLATINUM FUND, LP, MPF OPPORTUNITY FUND, LP, MPF BLUE RIDGE FUND I, LLC, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK)
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,000,000	$232.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $4 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,322
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 1, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund, LP, MPF Badger Acquisition Co. 2, LLC, MPF Flagship Fund 14, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Income Fund 26, LLC, MP Value Fund 5, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, MPF Blue Ridge Fund I, LLC, Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 500,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units” or “Shares”)  in Apple REIT Eight, Inc. (the “Corporation”), the subject company, at a purchase price equal to $4 per Share, less the amount of any dividends declared or made with respect to the Shares between September 1, 2011 (the “Offer Date”) and October 28, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2011 (the “Offer to Purchase”) and the related Assignment Form.

This Offer is hereby amended to reduce the number of Shares the Purchasers are offering to purchase from 5,000,000 to 500,000.  The Purchasers are reducing the number of Shares they are offering to purchase because they believe that it is unlikely that more than 500,000 shares will be tendered. The 500,000 Shares subject to the Offer constitute 0.53% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $2,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Item 12.                      Exhibits.

(a)(1)	Amended and Restated Offer to Purchase dated September 21, 2011

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated September 1, 2011*
(a)(4)	Form of advertisement in Investor’s Business Daily*
*Previously filed as Exhibits to the Purchaser’s Schedule TO on September 1, 2011

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           September 21, 2011

MPF Northstar Fund, LP, MPF Badger Acquisition Co. 2, LLC, MPF Flagship Fund 14, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Income Fund 26, LLC, MP Value Fund 5, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, MPF Blue Ridge Fund I, LLC, Coastal Realty Business Trust

By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President